

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Bruce A. Lefavi Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bruce A. Lefavi Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2018

-1-



LEFAVI

WEALTH MANAGEMENT

Exemption Report

Bruce A Lefavi Securities, Inc. (the Company) is exempt from 17 C.F.R. §240.15c3-3 per provisions (2)(ii) of 17 C.F.R. §240.15c3-3(k). The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

Bruce A Lefavi Securities, Inc.

February 12, 2018

T 801.486.9000
F 801.486.9058
2323 FOOTHILL DRIVE SUITE 100
SALT LAKE CITY, UTAH 84109

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2017 and 2016

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per reponse...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

SALT LAKE CITY	UTAH	84109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84323-0747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

OWNER

Title

Catherine Ramos

Notary Public

CATHERINE M RAMOS
Notary Public, State of Utah
Commission # 681228
My Commission Expires
February 02, 2019

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Bruce A. Lefavi Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Bruce A. Lefavi Securities, Inc. (the Company) as of December 31, 2017 and 2016, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Member of the American Institute of Certified Public Accountants

Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
We have served as Bruce A. Lefavi Securities, Inc.'s auditor since 2012.
Logan, Utah
February 28, 2018

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

		2017	2016
ASSETS			
Cash	$	19,400	237,059
Commissions receivable		74,540	113,828
Prepaid expenses		13,166	12,217
Deposits with clearing organizations		15,000	15,000
Related party receivable		10,465	-
Total assets	$	132,571	378,104
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities:			
Accounts payable and accrued liabilities	$	74,314	18,696
Related party payable		-	188,817
Total liabilities		74,314	207,513
Stockholder's equity (deficit):			
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000	5,000
Additional paid-in capital		21,208	21,208
Retained earnings		32,049	144,383
Total stockholder's equity		58,257	170,591
Total liabilities and stockholder's equity	$	132,571	378,104

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2017 and 2016

		2017	2016
Revenue:			
Commissions	$	1,278,349	1,608,229
Other income		-	5
Total revenue		1,278,349	1,608,234
Expenses:			
Employee compensation and benefits		866,598	901,827
General and administrative expenses		244,036	582,894
Regulatory and clearing fees		202,036	160,209
Occupancy		78,013	83,228
Total expenses		1,390,683	1,728,158
Net loss	$	(112,334)	(119,924)

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2016	5,000 $	5,000 $	21,208 $	364,307 $	390,515
Dividends	-	-	-	(100,000)	(100,000)
Nct loss	-	-	-	(119,924)	(119,924)
Balance at December 31, 2016	5,000	5,000	21,208	144,383	170,591
Net loss	-	-	-	(112,334)	(112,334)
Balance at December 31, 2017	5,000 $	5,000 $	21,208 $	32,049 $	58,257

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2017 and 2016

		2017	2016
Cash flows from operating activities:			
Net loss	$	(112,334)	(119,924)
Adjustments to reconcile net loss to net cash used in operating activities:			
Decrease (increase) in:			
Commissions receivable		39,288	12,216
Prepaid expenses		(949)	3,019
Related party receivable		(10,465)	-
Increase (decrease) in:			
Accounts payable, accrued liabilities, and related party payable		(133,199)	81,957
Net cash used in operating activities		(217,659)	(22,732)
Cash flows from investing activities:		-	-
Cash flows from financing activities:			
Dividends paid		-	(100,000)
Net cash used in investing activities		-	(100,000)
Net decrease in cash		(217,659)	(122,732)
Cash, beginning of year		237,059	359,791
Cash, end of year	$	19,400	237,059

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable are amounts due from mutual funds and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the companies.

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are recorded on the trade date, as if they had settled. Commissions earned on the sale of investments and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholders, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report the entire corporate taxable income on their individual tax returns.

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Future Application of Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09, as updated by ASU No. 2015-14, are effective for the Company beginning in fiscal year 2019. We do not anticipate the adoption of ASU 2014-09 will have a notable impact on our results of operations; however, we are still evaluating the impact of this standard.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	2017	2016
Commissions payable	$ 43,790	18,696
Regulatory fees payable	25,000	-
Trade payable	5,524	-
	$ 74,314	18,696

Note 3 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times.

Note 4 – Related Party Transactions

The Company rents it operating space and equipment from an entity owned by a stockholder under a month-to-month agreement. During the years ended December 31, 2017 and 2016, the Company paid rent expense to this related party of $78,013 and $83,228, respectively.

The Company has an expense sharing agreement with Lefavi Wealth Management, LLC, a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth Management is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses. During the year ended December 31, 2017, expenses were reimbursed based on a proportional usage allocation. FINRA requested that the Company adopt a proportional usage allocation methodology for 2017. During the year ended December 31, 2016, expenses were reimbursed based on a percentage of combined revenues allocation. As of December 31, 2017, the balance of the reimbursement was a related party receivable due to the Company from Lefavi Wealth Management, LLC, due to payments exceeding shared costs by $10,465. As of December 31, 2016, the balance of the reimbursement was a related party payable due from the Company to Lefavi Wealth Management, LLC, due to shared costs exceeding payments by $188,817.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2017 and 2016, the Company paid no interest.

Note 6 – Commitments and Contingencies

During 2016 the Company was named in a FINRA investigation. The Company defended and provided testimony regarding their position. During the year ended December 31, 2017, FINRA completed their investigation and assessed the Company a fine of $25,000. At this time the investigation is considered complete and no further action is expected.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $41,591, which was $36,591 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.79 to 1.

Note 8 – Subsequent Events

The Company evaluated its December 31, 2017 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Net Capital:

Total ownership equity	$	58,257
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		58,257
Additions for allowable subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		58,257
Deductions for non-allowable assets		(16,666)
Net capital before haircuts on securities positions		41,591
Haircuts on securities		-
Net capital	$	41,591

Aggregate indebtedness:

Total liabilities from Statement of Financial Condition	$	74,314

Computation of basic net capital requirement:

Minimum net capital required	$	5,000
Excess net capital	$	36,591
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	34,160
Ratio of aggregate indebtedness to net capital		1.79 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2017) (as amended on February 28, 2018):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	28,128
Reconciling items		13,463
Net capital per above	$	41,591

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

BRUCE A. LEFAVI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.